SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ERIE FAMILY LIFE INSURANCE COMPANY
(Name of Subject Company)

ERIE FAMILY LIFE INSURANCE COMPANY
(Name of Person(s) Filing Statement)

Common Stock, par value $0.40 per share
(Title of Class of Securities)

295242 10 1
(CUSIP Number of Class of Securities)

Jan R. Van Gorder, Esquire
Senior Executive Vice President,
Secretary and General Counsel
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530
(814) 870-2000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Letter to Shareholders of Erie Family Life Insurance Company dated March 28, 2006.